Filed by Tiga Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiga Acquisition Corp.
Commission File No. 001-39714
Date: September 13, 2022

Financial Times: Grindr names new top team as it prepares to go public in Spac deal

By Cristina Criddle and Ortenca Aliaj

September 13, 2022

Grindr has named a new management team as the gay dating app prepares to go public through a special purpose acquisition company merger slated for later this year.

George Arison, founder of online car sales group Shift, will become chief executive on October 19, while Vanna Krantz has been appointed chief financial officer, previously heading up the same position at fintech company Passport and Disney Streaming Services.

The California-based company announced in May a deal to go public through a merger with Tiga Acquisition Corp, a set up by Ashish Gupta in 2020, which it said at the time gave the business an implied valuation of $2.1bn.

Arison, who is openly gay and has been on Grindr’s board since May, is confident that going public through a Spac is the right move for the dating app.

“The IPO market is more or less shut down right now, so the Spac was a way to get that done,” he said, admitting it was hard to predict what the redemptions rate will be in the current climate.

“We have an amazing business that can scale so much, so my goal will be to drive that . . . [and] build a team that is ready to run a public company.”

Spacs have experienced a frenzy over the past couple of years with investors contributing more than $250bn to blank-cheque companies since the start of 2020. But recently, they have lost their shine after a series of high-profile flops and a crackdown by regulators.

That, combined with the current downturn in the market, has led to a high redemption rate on mergers, where shareholders opt to redeem shares and cash in on the IPO proceeds rather than receiving stock in the newly merged public company.

If the deal goes ahead, existing shareholders will own 78 percent of Grindr. The dating app will receive $384mn in proceeds as part of the transaction with Tiga, $137mn of which will be used to pay down Grindr’s debt.

The estimated merger valuation is more than triple what San Vicente Acquisition paid for Grindr two years ago, when US regulators forced its then-Chinese owner, gaming group Beijing Kunlun Tech, to divest the company over national security concerns.

Arison founded ride-hailing app Taxi Magic, now known as Curb, which was acquired by Verifone in 2015. He also has a history of investing in tech start-ups.

Dating apps have been struggling to acquire new users as people favour in-person interactions after the global lockdowns. Last month, Tinder said it was focusing efforts on attracting new Gen Z users after sign-ups failed to return to pre-pandemic levels.

Although figures from mobile app analysts Data.ai suggested app downloads of 13-year-old Grindr were declining, the platform has a younger user base, with 80 per cent under the age of 35.

Grindr, which serves the LGBT community, has more than 11mn monthly active users, 723,000 of whom are paying customers. Subscriptions are the main driver of the app’s revenues, which grew 30 per cent year on year in 2021 to $147mn.

The company is also under pressure to introduce stricter age verification technologies to keep underage users off the app, without compromising the safety of its users who are not openly gay or live in countries where they face discrimination. Grindr said it was currently working with Google and Apple to create age and identity verification technology.

“Protecting people is really important and not everybody on Grindr is out and publicly open about being gay,” said Arison. “Being very protective of people’s identity is really, really crucial. And it’s something I am going to pay a lot of attention to.”

About Grindr

With roughly 11 million monthly active users in virtually every country in the world in 2021, Grindr has grown to become a fundamental part of the queer community since its launch in 2009. The company continues to expand its ecosystem to enable gay, bi, trans, and queer people to connect, express themselves, and discover the world around them. Grindr is headquartered in West Hollywood, California. The Grindr app is available on the App Store and Google Play.

Forward Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Grindr’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management. These forward-looking statements are based on Grindr’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning  future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose”  and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Grindr’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to complete the proposed business combination due to the failure to obtain shareholder approval or other conditions to closing; (b) the risk that the proposed business combination disrupts current plans and operations of Grindr; (c) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to the proposed business combination; (d) changes in applicable laws or regulations; (e) the possibility that Grindr may be adversely affected by other economic, business and/or competitive factors; and (f) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by Tiga Acquisition Corp. (NYSE: TINV) from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Except as required by law, Grindr undertakes no obligation to update or revise its  forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities,  or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For more information please contact:

For Grindr Communications and Investor Relations:

Patrick Lenihan
Patrick.Lenihan@grindr.com

Investors:

Ellipsis
Jeff Majtyka
IR@grindr.com

Media:

TrailRunner International
Lexi Schuchert
Press@grindr.com